Actions by trustees
The Trustees of the Putnam Funds have approved a plan to merge the fund into Putnam U.S.
Government Income Trust. The transaction is scheduled to occur in the fall of 2007. It is subject to a number of conditions, including approval of a majority of the outstanding shareholders of your fund, and there is no guarantee that it will occur.